# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Olema Pharmaceuticals, Inc., CIK 0001750284
CUSIP: 68062P106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 780 BRANNAN STREET, SAN FRANCISCO, California (CA), 94103
Date of event which requires filing of this statement: 10/14/2026
Amends the filing with accession number 0000921895-20-003063
Filed by CIK 0000918923
Persons authorized to receive notices and communications: JAMES KRATKY, BVF PARTNERS L.P., 44 Montgomery St., 40th Floor, San Francisco, California (CA), 94104, 415-525-8830; KEN SCHLESINGER & IAN ENGORON, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- BIOTECHNOLOGY VALUE FUND L P (CIK 0000918923): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 5,946,981; sole dispositive power 0; shared dispositive power 5,946,981; aggregate amount beneficially owned 5,946,981 (6.6% of the class)
- BVF I GP LLC (CIK 0001803805): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,946,981; sole dispositive power 0; shared dispositive power 5,946,981; aggregate amount beneficially owned 5,946,981 (6.6% of the class)
- BIOTECHNOLOGY VALUE FUND II LP (CIK 0001102444): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,356,800; sole dispositive power 0; shared dispositive power 2,356,800; aggregate amount beneficially owned 2,356,800 (2.7% of the class)
- BVF II GP LLC (CIK 0001803806): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,356,800; sole dispositive power 0; shared dispositive power 2,356,800; aggregate amount beneficially owned 2,356,800 (2.7% of the class)
- Biotechnology Value Trading Fund OS LP (CIK 0001660683): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 347,970; sole dispositive power 0; shared dispositive power 347,970; aggregate amount beneficially owned 347,970 (0.4% of the class)
- BVF Partners OS Ltd. (CIK 0001660684): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 347,970; sole dispositive power 0; shared dispositive power 347,970; aggregate amount beneficially owned 347,970 (0.4% of the class)
- BVF GP HOLDINGS LLC (CIK 0001803809): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,303,781; sole dispositive power 0; shared dispositive power 8,303,781; aggregate amount beneficially owned 8,303,781 (9.1% of the class)
- BVF PARTNERS L P/IL (CIK 0001055947): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,939,731; sole dispositive power 0; shared dispositive power 8,939,731; aggregate amount beneficially owned 8,939,731 (9.8% of the class)
- BVF INC/IL (CIK 0001056807): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,939,731; sole dispositive power 0; shared dispositive power 8,939,731; aggregate amount beneficially owned 8,939,731 (9.8% of the class)
- LAMPERT MARK N (CIK 0001233840): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,939,731; sole dispositive power 0; shared dispositive power 8,939,731; aggregate amount beneficially owned 8,939,731 (9.8% of the class)
- Hrustanovic Gorjan (CIK 0001821194): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 183,645; shared voting power 0; sole dispositive power 183,645; shared dispositive power 0; aggregate amount beneficially owned 183,645 (0.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Olema Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 780 BRANNAN STREET, SAN FRANCISCO, California (CA), 94103

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

The aggregate cost basis of the 2,655,977 Shares directly beneficially owned by BVF is approximately $13,409,946, excluding brokerage commissions. The aggregate cost basis of the 3,291,004 Pre-Funded Warrants to purchase 3,291,004 Shares owned by BVF is approximately $36,268,937.

The aggregate cost basis of the 2,003,966 Shares directly beneficially owned by BVF2 is approximately $9,836,430, excluding brokerage commissions. The aggregate cost basis of the 2,627,590 Pre-Funded Warrants to purchase 2,627,590 Shares owned by BVF2 is approximately $28,963,514.

The aggregate cost basis of the 347,970 Shares directly beneficially owned by Trading Fund OS is approximately $1,514,411, excluding brokerage commissions. The aggregate cost basis of the 336,288 Pre-Funded Warrants to purchase 336,288 Shares owned by Trading Fund OS is approximately $3,887,289.

The aggregate cost basis of the 287,980 Shares held in the Partners Managed Accounts is approximately $702,644, excluding brokerage commissions. The aggregate cost basis of the 118,158 Pre-Funded Warrants to purchase 118,158 Shares held in the Partners Managed Accounts is approximately $1,332,701.

The 183,645 Shares beneficially owned by Dr. Hrustanovic consist of Shares issuable to him upon the exercise of stock options exercisable within 60 days hereof that were awarded to him for no consideration in connection with his service on the Issuer's Board. Pursuant to a certain agreement entered into between Partners and Dr. Hrustanovic, Dr. Hrustanovic is obligated to transfer the economic benefit, if any, received upon the sale of the Shares issuable upon exercise of the above referenced stock options to Partners.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

Effective October 14, 2026, Dr. Gorjan Hrustanovic resigned from the Board. Dr. Hrustanovic also resigned from the Compensation Committee of the Board and the Science and Technology Committee of the Board. Dr. Hrustanovic's resignation was not the result of any disagreement with the Issuer on any matter relating to the Issuer's operations, policies or practices.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon a denominator that is the sum of, (a) with respect to the Reporting Persons other than Dr. Hrustanovic: (i) 87,497,607 Shares outstanding as of August 6, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2026, and (ii) certain or all of the 3,643,838 Shares underlying the Pre-Funded Warrants held by the Reporting Persons other than Dr. Hrustanovic that are currently exercisable, as applicable, and (b) with respect to Dr. Hrustanovic, the aggregate percentage of Shares reported owned is based on a denominator that is the sum of (i) 87,497,607 Shares, and (ii) 183,645 Shares issuable upon the exercise of certain stock options held by him that are currently exercisable.

As of the close of business on the date hereof, the Reporting Persons and one of the Partners Managed Accounts held Pre-Funded Warrants exercisable for an aggregate of 6,373,040 Shares. Each Pre-Funded Warrant is exercisable into one Share and has an exercise price of $0.0001 per Share. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. A holder of Pre-Funded Warrants (together with its affiliates and other attribution parties) may not exercise any portion of a Pre-Funded Warrant to the extent that immediately prior to or after giving effect to such exercise the holder would own (together with its affiliates and other attribution parties) more than 9.99% of the Shares outstanding immediately after exercise (the "Pre-Funded Warrants Blocker"). As of the date hereof, the Pre-Funded Warrants Blocker limits the exercise of the Pre-Funded Warrants held by the Reporting Persons and one of the Partners Managed Accounts to 3,643,838 Shares out of the 6,373,040 Shares underlying the Pre-Funded Warrants held by them.

As of the close of business on the date hereof, (i) BVF beneficially owned 5,946,981 Shares, including 3,291,004 Shares underlying the Pre-Funded Warrants held by it, representing percentage ownership of approximately 6.6% of the Shares outstanding, (ii) BVF2 beneficially owned 2,356,800 Shares, (a) including 352,834 Shares underlying certain Pre-Funded Warrants held by it and (b) excluding 2,274,756 Shares underlying certain Pre-Funded Warrants held by it, representing percentage ownership of approximately 2.7% of the Shares outstanding, and (iii) Trading Fund OS beneficially owned 347,970 Shares, excluding 336,288 Shares underlying the Pre-Funded Warrants held by it, representing percentage ownership of less than 1% of the Shares outstanding.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 5,946,981 Shares beneficially owned by BVF, representing percentage ownership of approximately 6.6% of the Shares outstanding.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 2,356,800 Shares beneficially owned by BVF2, representing percentage ownership of approximately 2.7% of the Shares outstanding.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 347,970 Shares beneficially owned by Trading Fund OS, representing percentage ownership of less than 1% of the Shares outstanding.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 8,303,781 Shares beneficially owned in the aggregate by BVF and BVF2, representing percentage ownership of approximately 9.1% of the Shares outstanding.

Partners, as the investment manager of BVF, BVF2, Trading Fund OS and the Partners Managed Accounts and the sole member of Partners OS, may be deemed to beneficially own the 8,939,731 Shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Accounts, representing percentage ownership of approximately 9.8% of the Shares outstanding, which includes 287,980 Shares held in the Partners Managed Accounts, which excludes 118,158 Shares underlying the Pre-Funded Warrants held in one of the Partners Managed Accounts (representing percentage ownership of less than 1% of the Shares outstanding by the Partners Managed Accounts).

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 8,939,731 Shares beneficially owned by Partners, representing percentage ownership of approximately 9.8% of the Shares outstanding.

Mr. Lampert, as the sole director and officer of BVF Inc., may be deemed to beneficially own the 8,939,731 Shares beneficially owned by BVF Inc., representing percentage ownership of approximately 9.8% of the Shares outstanding.

As of the close of business on the date hereof, Dr. Hrustanovic beneficially owned 183,645 Shares underlying certain stock options that are currently exercisable, representing percentage ownership of less than 1% of the Shares outstanding.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. BVF GP disclaims beneficial ownership of the Shares beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the Shares beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the Shares beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the Shares beneficially owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Accounts. Dr. Hrustanovic disclaims beneficial ownership of the Shares that he does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

None of the Reporting Persons has entered into any transactions in the securities of the Issuer during the past sixty days.

## Signatures
- BIOTECHNOLOGY VALUE FUND L P: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (10/16/2026)
- BVF I GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (10/16/2026)
- BIOTECHNOLOGY VALUE FUND II LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (10/16/2026)
- BVF II GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (10/16/2026)
- Biotechnology Value Trading Fund OS LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (10/16/2026)
- BVF Partners OS Ltd.: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (10/16/2026)
- BVF GP HOLDINGS LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (10/16/2026)
- BVF PARTNERS L P/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (10/16/2026)
- BVF INC/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (10/16/2026)
- LAMPERT MARK N: /s/ Mark N. Lampert, Mark N. Lampert (10/16/2026)
- Hrustanovic Gorjan: /s/ Hrustanovic Gorjan, Hrustanovic Gorjan (10/16/2026)